UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	11-13

Report of Independent Registered Public Accounting Firm	14

Signature	15

Exhibit Index	16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

EXXONMOBIL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2010	2009

Assets

Investments, at fair value (Note 7):

Exxon Mobil Corporation common stock	$12,518	$11,863

Other investments	6,512	6,056

Total investments	19,030	17,919

Receivables:

Notes receivable from participants (Note 2)	219	220

Accrued interest	6	9

Other receivables	7	-

Total receivables	232	229

Total assets	19,262	18,148

Liabilities

Payables and accrued liabilities	42	34

Payable for cash collateral on securities loaned	219	231

Total liabilities	261	265

Net assets available for benefits	$19,001	$17,883

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

(millions of dollars)

Additions:

Contributions:

Employer	$258
Participant	422
Transfers-in at fair value	5

Total contributions	685

Investment income:

Interest	63
Dividends	301
Net appreciation in fair value of investments (Note 6)	1,393

Net investment income	1,757

Interest income on notes receivable from participants	10

Total additions	2,452

Deductions:

Benefit payments	(1,334)

Total deductions	(1,334)

Net increase	1,118

Net assets available for benefits:

Beginning of year	17,883

End of year	$19,001

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.  In addition, effective February 8, 2002, the entire Plan was designated an Employee Stock Ownership Plan ("ESOP").

Contributions

The Plan permits participant contributions that range from 6% to 20% of each participant’s eligible pay.  The Company matches only the minimum 6% contribution in an amount equal to 7% of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize their regular pretax contributions may elect to make additional pretax contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Forfeitures

During 2010, employer contributions totaling $0.7 million were forfeited by terminating employees and used to offset future employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Authoritative guidance clarifying the classification and measurement of participant loans by defined contribution pension plans requires participant loans to be classified as notes receivable from participants rather than as investments, as previously required.  Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Such loans have been reclassified accordingly for the periods presented.  Net assets available for benefits were not affected.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 7.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2010 and 2009.  In accordance with the Securities Lending Agreement, the market value of the collateral held is required to be 100% of the market value of government securities lent and 102% for all other securities lent.  The fair value of ExxonMobil Common Assets fund securities on loan was $215 million and $225 million, at December 31, 2010 and 2009, respectively.  The securities on loan are reflected in the Statement of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2010 and 2009.  The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers-in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3:  Party-in-Interest Transactions

During 2010, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial services to the Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated May 19, 2011, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code, provided that pre-approved amendments are adopted timely.  The Plan has been amended since requesting the determination letter.  However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock and management fees.  Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.

Note 6:  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2010	2009

Exxon Mobil Corporation
common stock, 171 and 174
million shares, respectively	$12,518	$11,863

NTGI-QM Coltv Daily S&P 500
Equity Index Fund, 488 and 499
thousand units, respectively	1,803	1,603

NTGI-QM Coltv Daily Extended
Equity Index Fund, 3,631 thousand	1,121	*
units

* Investment was less than 5% of the Plan’s total net assets available for benefits at December 31, 2009.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments (continued)

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,393 million as follows:

(millions of dollars)

ExxonMobil common stock	$ 849
Common collective trusts	556
Government securities	(12)
Corporate debt securities	(1)
Other	1

$1,393

Note 7:  Assets Measured at Fair Value on a Recurring Basis

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

Fair Value Measurements at December 31, 2010 Using

(millions of dollars)		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$12,518	$12,518	(1)
Common Assets Fund:
Fixed Income	2,195			$ 2,195	(3)
Short Term Investments	98	98	(2)
Securities lending collateral fund	219			219	(4)
Common collective trusts:
S&P 500 Fund	1,803			1,803	(5)
Small & Mid Cap Fund	1,121			1,121	(5)
International Equity Fund	691			691	(5)
Aggregate Bond Fund	385			385	(6)

Total	$19,030	$12,616		$ 6,414

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For short term investments, fair value is based on observable quoted prices on an active exchange.

3)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

4)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

5)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

6)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

Fair Value Measurements at December 31, 2009 Using

(millions of dollars)		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$11,863	$11,863	(1)
Common Assets Fund:
Fixed income	2,221			$ 2,221	(3)
Short term investments	183	183	(2)
Securities lending collateral fund	231			231	(4)
Common collective trusts:
S&P 500 Fund	1,603			1,603	(5)
Small & Mid Cap Fund	860			860	(5)
International Equity Fund	638			638	(5)
Aggregate Bond Fund	320			320	(6)

Total	$17,919	$12,046		$ 5,873

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For short term investments, fair value is based on observable quoted prices on an active exchange.

3)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

4)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

5)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

6)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

Note 8:  Subsequent Event

On June 25, 2010, Exxon Mobil Corporation acquired XTO Energy Inc. (“XTO”) and on January 1, 2011, the XTO Energy Inc. Employees’ 401(k) Plan (the “XTO Plan”) merged into the Plan.  At that time, the XTO Plan’s net assets available for benefits of $558 million were transferred into the Plan.

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST **	CURRENT VALUE
		coupon	maturity	par/units
				(000’s)		($000’s)

	U.S. GOVERNMENT SECURITIES

	CITIGROUP FDG INC FDIC GTD NT	2.125%	7/12/2012	5,000		$ 5,113
	CITIGROUP INC FDIC GTD NT	2.875%	12/9/2011	10,000		10,231
	FED HOME LOAN MTG CORP	3.750%	6/28/2013	10,000		10,710
	FED HOME LOAN MTG CORP DEB	4.875%	11/15/2013	15,000		16,627
	FED HOME LOAN MTG CORP NT	4.500%	7/15/2013	22,000		23,969
	FED HOME LOAN MTG CORP PREASSIGN	5.125%	4/18/2011	55,000		55,785
	FED HOME LOAN MTG CORP PREASSIGN	1.625%	4/15/2013	35,000		35,614
	FED HOME LOAN MTG CORP PREASSIGN	1.500%	1/7/2011	25,000		25,003
	FED HOME LOAN MTG CORP PREASSIGN	1.750%	6/15/2012	20,000		20,352
	FED HOME LOAN MTG CORP PREASSIGN	3.250%	2/25/2011	20,000		20,083
	FED HOME LOAN MTG CORP PREASSIGN	5.500%	8/20/2012	10,000		10,794
	FED HOME LOAN MTG CORP PREASSIGN	3.500%	5/29/2013	10,000		10,621
	FED HOME LOAN MTG CORP PREASSIGN	4.125%	9/27/2013	5,000		5,418
	FEDERAL HOME LOAN BANK	3.625%	7/1/2011	45,000		45,764
	FEDERAL HOME LOAN BANK	1.875%	6/20/2012	10,000		10,198
	FEDERAL HOME LOAN BANK BD	0.875%	12/27/2013	12,000		11,895
	FEDERAL HOME LOAN BANK BD	1.625%	3/20/2013	5,000		5,090
	FEDERAL HOME LOAN BANK BD	1.500%	1/16/2013	5,000		5,079
	FEDERAL HOME LOAN BANK BOND	3.625%	9/16/2011	25,000		25,587
	FEDERAL HOME LOAN BANK CONS BD	3.375%	6/24/2011	25,000		25,350
	FEDERAL HOME LOAN BANK PREASSIGN	5.375%	8/19/2011	25,000		25,781
	FEDERAL HOME LOAN BANK PREASSIGN	5.000%	10/13/2011	10,000		10,358
	FEDERAL NATL MTG ASSN	6.000%	5/15/2011	40,000		40,846
	FEDERAL NATL MTG ASSN	1.000%	11/23/2011	40,000		40,227
	FEDERAL NATL MTG ASSN	1.250%	8/20/2013	30,000		30,196
	FEDERAL NATL MTG ASSN	5.500%	3/15/2011	25,000		25,263
	FEDERAL NATL MTG ASSN	4.375%	9/15/2012	5,000		5,318
	FEDERAL NATL MTG ASSN BD	0.750%	12/18/2013	27,000		26,698
	FEDERAL NATL MTG ASSN NT	5.000%	2/16/2012	15,000		15,755
	FEDERAL NATL MTG ASSN NT	1.750%	5/7/2013	15,000		15,320
	FEDERAL NATL MTG ASSN NT	4.375%	3/15/2013	12,000		12,930
	FEDERAL NATL MTG ASSN NT	4.625%	10/15/2013	10,000		10,977
	FEDERAL NATL MTG ASSN NT	4.875%	5/18/2012	10,000		10,597
	FEDERAL NATL MTG ASSN NT	1.750%	2/22/2013	5,000		5,106
	FEDERAL NATL MTG ASSN PREASSIGN	5.125%	4/15/2011	60,000		60,847
	FEDERAL NATL MTG ASSN PREASSIGN	5.375%	11/15/2011	30,000		31,292
	FEDERAL NATL MTG ASSN TRANCHE 00540	1.750%	8/10/2012	10,000		10,187
	GEN ELEC CAP CRP MED TRM FDIC GTD NTS	3.000%	12/9/2011	10,000		10,240
	GEN ELEC CAP CRP MED TRM FDIC GTD NTS	2.250%	3/12/2012	5,000		5,106
	JPMORGAN CHASE & CO FDIC GTD NT	2.125%	6/22/2012	10,000		10,223
	U S BANCORP MD TRM SR FDIC GTD NT	1.800%	5/15/2012	10,000		10,166

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST **	CURRENT VALUE
		coupon	maturity	par/units
				(000’s)		($000’s)

	US SAVINGS BDS SER EE	3.000%	3/1/2038	94,202		$ 94,202
	US SAVINGS BDS SER EE	1.300%	2/1/2039	87,077		87,077
	US SAVINGS BDS SER EE	1.400%	6/1/2040	85,420		85,420
	US SAVINGS BDS SER I	3.150%	1/1/2033	216,512		216,512
	US SAVINGS BDS SER I	2.250%	2/1/2039	179,209		179,209
	US SAVINGS BDS SER I	1.840%	1/1/2040	173,608		173,608
	US SAVINGS BDS SER I	3.560%	10/1/2032	116,006		116,006
	US SAVINGS BDS SER I	4.560%	10/1/2031	251,457		251,457
	US SAVINGS BDS SER I	2.750%	2/1/2038	194,208		194,208

	TOTAL U.S. GOVERNMENT SECURITIES					$ 2,190,415

	CORPORATE DEBT SECURITIES

	HARLEY-DAVIDSON	5.520%	11/15/2013	2,934		$ 3,022
	HARLEY-DAVIDSON	5.350%	3/15/2013	1,807		1,826
	WACHOVIA AUTO LN	5.290%	4/20/2012	303		304

	TOTAL CORPORATE DEBT SECURITIES					$ 5,152

*	PARTICIPANT LOANS 3.75% to 10.5%		Maturity from 1 to 183 months			$ 219,518

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST **	CURRENT VALUE
		coupon	maturity	par/units
				(000’s)		($000’s)

	COMMON COLLECTIVE TRUSTS

*	NTGI-QM COLTV DAILY S&P 500 EQUITY INDEX FUND			488		$ 1,803,418
*	NTGI-QM COLTV DAILY SMALLCAP EQUITY INDEX FUND			3,631		1,120,823
*	NTGI-QM COLTV DAILY EAFE INDEX FUND			1,859		690,511
*	NTGI-QM COLTV DAILY AGGREGATE BOND FUND			896		385,097

	TOTAL COMMON COLLECTIVE TRUSTS					$ 3,999,849

	REGISTERED INVESTMENT FUNDS

*	MFB NORTHERN INSTL FDS GOVT SELECT					$ 97,402
	MFO JPMORGAN TR II U S GOVT MONEY MKT FD					91
	MFO MONEY MKT OBLIGS TR GOVT OBLIGS FD					87

	TOTAL REGISTERED INVESTMENT FUNDS					$ 97,580

	OTHER

*	CORE USA COLLATERAL FUND					$ 218,789

	COMMON STOCK

*	EXXON MOBIL CORPORATION			171,195		$12,517,876

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES						$19,249,179

*   Party-in-interest as defined by ERISA

** Cost information is not required for participant-directed investments and, therefore, is not included.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 14, 2011

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Joel P. Webb

Joel P. Webb

Administrator-Accounting

Dated:  June 14, 2011

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 14, 2011